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                                                                 EXHIBIT 99.1




                      MET-COIL SYSTEMS CORPORATION REPORTS:
                      -------------------------------------

                           - 22% INCREASE IN REVENUES
                           - NET INCOME OF $2.9 MILLION


CEDAR RAPIDS, IA - AUGUST 7, 1998 - Met-Coil Systems Corporation (METS), a supplier of advanced sheet metal forming equipment, fabricating equipment and glass processing technologies for the global market, announced a 22% increase in revenues for its fiscal year ended May 31, 1998, to $44.8 million and total net income of $2.9 million.

"We are very pleased with the performance of our operating units this year, both units increased revenue and net income over last year", reported Jim Heitt, President and Chief Operating Officer of Met-Coil.

FOURTH QUARTER AND FISCAL YEAR RESULTS

Net income for fiscal 1998 was $2.9 million ($.69 in diluted earnings per share applicable to common stock) which included income before taxes of $1.8 million and $1.1 million in income tax credits. The income tax credits relate to a reduction in the Company's deferred tax asset valuation allowance. The reduction in the valuation allowance was recorded in the fourth quarter of fiscal year 1998. Net income for fiscal 1997 was $578,000 ($.01 in diluted earnings per share applicable to common stock).

Net income for the fourth quarter was $1.7 million, which included $1.1 million in income tax credits ($.48 in diluted earnings per share) compared to $1.2 million ($.29 in diluted earnings per share) for the fourth quarter a year ago. The fourth quarter a year ago included a $465,000 gain on the sale of land.

Total revenues of $44.8 million compares to $36.8 million for fiscal 1997. Fourth quarter revenues for fiscal 1998 were $10.8 million compared to $10.4 million last year.

Order backlog at July 31, 1998 was $19.8 million, compared to $16 million in 1997. Worldwide, new orders taken in fiscal 1998 were $49 million compared to $37 million in fiscal 1997.

Met-Coil is headquartered in Cedar Rapids, Iowa. Its operating units and affiliates include Iowa Precision Industries, Inc. also in Cedar Rapids; Met-Coil Ltd., Ayase, Japan; and The Lockformer Company and Met-Coil Ltd.USA, both in Lisle, Illinois. The Company markets its machinery and metal fabrications systems primarily through a worldwide distributor network.

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